Via Facsimile and U.S. Mail
Mail Stop 6010

October 19, 2006

Mr. Jeffrey A. Whitnell
Chief Financial Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, IL 60089

Re: Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 001-32360

Dear Mr. Whitnell:

      We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief